January 14, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Drilling Expands on Platinum & Palladium Discoveries

(Vancouver, British Columbia) – Hard Creek Nickel Corporation is pleased to provide analytical results for an additional nine diamond drill holes, totaling 2,686 metres (8,812 feet) from the 2007 drilling program at its 100% owned Turnagain Project, located 70 km (43.5 miles) east of Dease Lake in British Columbia. Results for 44 of the holes have now been released with the analytical results for the remaining 31 holes to be reported when they are received.

Drilling to date on the Turnagain Project has been successful in identifying four separate areas with platinum and palladium (PGM) mineralization; Cliff, Horsetrail, DB, and DJ. All reported results from 2007 drilling in these PGM areas are listed in the following two tables. The tables include results reported later within this news release.

Pt-Pd-Ni-Co Mineralized Areas

				Length	Pt	Pd	Pt+Pd	Total	Total
Area	Hole #	From (m)	To (m)	(m)	(g/t)	(g/t)	(g/t)	Ni %	Co %

Cliff	07-237*	112	140	28	0.12	0.13	0.25	0.25	0.021
	incl.	112	124	12	0.17	0.17	0.34	0.25	0.015
		148	168	20	0.28	0.32	0.60	0.24	0.015
		204	216	12	0.33	0.30	0.63	0.21	0.014
	incl.	204	208	4	0.61	0.59	1.20	0.20	0.014

	07-238*	6.5	16	9.5	0.12	0.17	0.29	0.17	0.014

	07-239	64	120	56	0.13	0.14	0.27	0.22	0.017
	incl.	64	80	16	0.32	0.34	0.66	0.33	0.015

	07-240	66.2	125	58.8	0.12	0.14	0.26	0.18	0.023
	incl.	108.2	125	16.8	0.19	0.23	0.41	0.22	0.016
		202	229	27	0.08	0.09	0.17	0.24	0.023
		211	223	12	0.13	0.13	0.26	0.37	0.032

Horsetrail	07-199*	364	366.1 EOH	2.1	0.35	0.34	0.69	0.56	0.013
(NW)
	07-205*	28	36	8	0.19	0.28	0.47	0.70	0.018

* Previously reported

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Pt-Pd Mineralized Areas

				Length	Pt	Pd	Pt+Pd
Area	Hole #	From (m)	To (m)	(m)	(g/t)	(g/t)	(g/t)
DB	07-207	204	232	28	0.31	0.26	0.57
	07-209	152	160	8	0.20	0.16	0.36
	07-210	200	212	12	0.34	0.20	0.54
	07-211	128	164	36	0.43	0.47	0.90
	07-214	168	188	20	0.23	0.19	0.42

DJ	No additional drilling in 2007 (see Nov 17, 2004 news release for results)

“Platinum and palladium are now becoming important in the development of our Turnagain Project as potentially payable precious metals.” said Mark Jarvis, President of Hard Creek Nickel. “Results from the Cliff zone are the most encouraging since the platinum and palladium occurs within inter-cumulus sulphide mineralization with nickel grades that are very similar to the Horsetrail deposit but with much higher platinum and palladium values. Metallurgical test work is planned to determine recoveries of the platinoids."

New drill results are reported in this news release from exploration holes in the DB, Central and Cliff areas. The DB and Central areas are located approximately 3.5 km (2.2 miles) west-northwest from the Horsetrail deposit and the Cliff area is centered 2 km (1.2 miles) east of the Horsetrail. Drill hole locations can be viewed on a plan map at www.hardcreeknickel.com/plan.htm.

Cliff area hole 07-239 was drilled from the same site as previously reported 07-237 and hole 07-240 was drilled 500 metres (1,600 feet) to the west of 07-239 ( see December 19, 2007 news release for previously reported Cliff area holes). Hole 07-239 intersected a 56 metre (183.7 feet) interval averaging 0.22 percent total nickel and 0.27 grams/tonne combined platinum and palladium which included a 16 metre (52.5 feet) interval of 0.33 percent total nickel and 0.66 grams/tonne combined platinum and palladium. Hole 07-240 intersected several mineralized intervals including 12 metres (39.4 feet) averaging 0.37 percent total nickel and 0.25 grams/tonne combined platinum and palladium.

DB area holes 07-210 and 211 were drilled on the same northeast drill section as previously reported holes 05-88 (0.96 grams/tonne combined platinum and palladium ppb across 49.3 metres) and 05-101 (0.64 grams/tonne combined platinum and palladium across 71 metres)( see news releases of November 30, 2005 and January 20, 2006).

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Hole 07-210 intersected 12 metres (39.4 feet) averaging 0.54 grams/tonne combined platinum and palladium. Hole 07-211 intersected 36 metres (118.1 feet) averaging 0.90 grams/tonne combined platinum and palladium.

DB area hole 07-214 was drilled 80 metres (262 feet) north of 07-210 and 211. Hole 07-214 intersected 20 metres (66 feet) averaging 0.41 grams/tonne combined platinum and palladium.

The platinum-palladium mineralization in the area of holes 07-210, 211 and 214 appears to have a shallow dip to the southwest and has been intersected by four holes over 150 metres (490 feet) in the down dip direction. Limits of this mineralization have not been defined. This part of the DB area lies near the southwest corner of a 1 by 2 kilometres (0.6 by 1.2 miles) combined platinum and palladium soil anomaly that has only been partially drill tested.

Holes 07-207 and 209 were also drilled in the DB area 0.4 km (0.2 miles) southeast of the previously mentioned BD holes, approximately 2.7 km (1.7 miles) northwest of the main Horsetrail zone. The holes were targeted on intense magnetic anomalies within an area of magnetite-clinopyroxenite near the interpreted upper contact of the ultramafic intrusion. Both holes intersected long intervals of magnetite-clinpyroxenite with hole 07-207 intersecting 28 metres (92 feet) averaging 0.57 grams/tonne combined platinum and palladium.

Holes 07-216 and 232 were drilled in the Central area on either side of the main diorite-granodiorite intrusion, approximately 3 km (1.9 miles) northwest of the Horsetrail deposit. No significant mineralization was encountered.

The total nickel values reported in the table below include nickel in both sulphide and non-sulphide minerals.

				Length	Pt	Pd	Pt+Pd	Total	Total
Area	Hole #	From (m)	To (m)	(m)	(g/t)	(g/t)	(g/t)	Ni %	Co %

Cliff	07-239	64	120	56	0.13	0.14	0.27	0.22	0.017
	incl.	64	80	16	0.32	0.34	0.66	0.33	0.015

	07-240	66.2	125	58.8	0.12	0.14	0.25	0.18	0.023
	incl.	108.2	125	16.8	0.19	0.23	0.41	0.22	0.016
		202	229	27	0.08	0.09	0.17	0.24	0.023
		211	223	12	0.13	0.13	0.25	0.37	0.032

DB	07-207	204	232	28	0.31	0.26	0.57	-	-

	07-209	152	160	8	0.20	0.16	0.36	-	-
	07-210	200	212	12	0.34	0.20	0.54	-	-
	07-211	128	164	36	0.43	0.47	0.90	-	-
	07-214	168	188	20	0.23	0.19	0.42	-	-
Central	07-216	No significant results
	07-232	No significant results

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Given the limited amount of drilling in these exploration areas, the true widths have been estimated to be approximately 90 percent of reported core intervals in the DB area but are not known in the other areas. Samples for analysis were generally 4 metres in length of split NQ-size core. Reference pulps with known nickel, copper, platinum and palladium values were inserted every 25 core samples and rock blanks inserted every 30 samples to monitor laboratory performance as part of the QC/QA program.

Total nickel, copper and cobalt values were determined by ICP emission spectrometry following four acid digestion of a representative pulp sample. Platinum and palladium values were determined by ICP emission spectrometry following lead-collection fire assay fusion of a 30 gram pulp. All analytical work was conducted by Acme Analytical Laboratories Ltd., an ISO 9001 registered facility, located in Vancouver. IPL, an ISO 9001 registered facility, also located in Vancouver, is carrying out check analyses on ten percent of the samples.

The Turnagain Nickel Project resource in the Horsetrail-Northwest deposit has been recently estimated (see December 10, 2007 News Release for details) with the measured and indicated resource estimated at 489 million tonnes grading 0.22% total nickel (0.16% nickel in sulphides) and 0.012% cobalt and an additional inferred resource of 560 million tonnes grading 0.20% total nickel (0.15% nickel in sulphides) and 0.011% cobalt. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release has been reviewed and approved by Neil Froc, P.Eng., a qualified person consistent with NI 43-101.

On behalf of the Board of Directors of Hard Creek Nickel Corporation

“MARK JARVIS”

MARK JARVIS, President

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com